FLOW TRADERS US LLC

Statement of Financial Condition

December 31, 2018

---

1.   **Organization and Business**

Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of various US securities and futures exchanges. The Company engages primarily in the proprietary trading of exchange-traded equity securities and financial futures contracts. Flow Traders US Holding LLC is the Company's sole member.

Flow Traders Holding BV is the sole shareholder of Flow Traders US Holding LLC.

2.   **Summary of Significant Accounting Policies**

Securities Valuation
Securities transactions are recorded on a trade date basis.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 5).

Unrealized gains or losses on open futures contracts are included in receivable from and payable to broker-dealer in the statement of financial condition.

Depreciation and Amortization
Equipment, furniture, and leasehold improvements are being depreciated on a straight-line basis with a useful life of 5 years (60 months).

Income Taxes
Flow Traders US LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US LLC is included in the respective income tax return of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018.

Use of Estimates
The preparation of financial statement is in conformity with US Generally Accepted Accounting Principles and requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to US dollars at year-end exchange rates, while revenue and expenses are translated to US dollars at prevailing rates during the year.

3.   **Clearing Agreements**

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of the first agreement, the Company has invested $50,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The second agreement required the Company invest $10,000 in the preferred shares/interest of its second clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

Under the rules of the CBOE, the agreements require that the Company maintains a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4.   **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include futures contracts, swaps and short stocks as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payable or receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is generally made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate

obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its positions based on the following principles and method of valuation: Equities securities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Exchange-traded derivatives, such as futures contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets

Securities owned	
Equities (level 1)	$ 1,681,217,106
Debt securities (level 2)	$ 376,282,722
Total	$ 2,057,499,828

Liabilities

Securities sold, not yet purchased	
Equities (level 1)	$ 1,093,094,910
Debt securities (level 2)	$ 668,256,037
Total	$ 1,761,350,947

At December 31, 2018, the Company had net unrealized gains on open futures contracts totaling $10,541,930 and net unrealized losses on open futures contracts totaling $20,339,333. These net amounts are reflected in payable to broker-dealer in the statement of financial condition. At December 31, 2018, the Company held no Level 3 investments.

6. **Credit Concentration**

At December 31, 2018, a significant credit concentration consisted of approximately $111.8 million, representing the market value of the Company's trading accounts carried by one of its

clearing brokers. The Company has an agreement with Bank of America guaranteeing payment from its clearing broker (Merrill Lynch Professional Clearing Corp). Management does not consider any credit risk associated with this net receivable to be significant.

7. **Receivable from and Payable to Brokers and Dealers**

Receivable from and payable to broker-dealers includes cash balances held at the Company's broker and the unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The broker provides execution, clearing and depository services for the Company's securities and futures trading activities. At December 31, 2018, the Company had a payable to broker-dealer of $137,397,336. At December 31, 2018, the Company had a receivable from broker-dealer of $48,066,386.

8. **Related Party Transactions**

In the ordinary course of business, the Company carries our various transactions with related group companies. Transactions are conducted under terms and conditions that are equivalent to those that apply to arm's length transactions and are substantiated by the Company with proper documentation.

At December 31, 2018, the Company had a payable to its affiliates, related by common ownership, totaling $2,230,130. These amounts relate to recharged expenses and are included in payable to affiliates on the statement of financial condition.

At December 31, 2018, the Company had a payable to its affiliate, related by common ownership, totaling $2,018,798. This amount relates to transfer pricing, and it is included in payable to affiliates on the statement of financial condition.

At December 31, 2018, the Company had a receivable from its sole member, Flow Traders US Holding LLC, totaling $25,000,000. This relates to an intercompany loan, and it is included in receivable from affiliates on the statement of financial condition.

At December 31, 2018, the Company had an open total return swap with its affiliates, related by common ownership, totaling a receivable of $5,962,368. This amount is included in receivable from affiliates on the statement of financial condition.

The Company leases its fixed assets from Flow Traders BV, an affiliated entity, under the terms of a capital lease. The Company's long-term obligation under that lease is reflected in Capital lease payable on the statement of financial condition.

9. **Lease Commitment**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations.

During the year ended December 31, 2017, the Company vacated leased office space and moved to another space in New York. The lease was not terminated, and the Company is still obligated to pay rent through the end of the lease term, which is through November 30, 2021. The Company subleased the office space however the rental receipts to be collected from the subtenant do not fully cover the rental payments the Company is required to pay.

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2018, net of sublease payments, are approximately as follows:

Year Ending December 31	Amount
2019	$ 2,398,648
2020	$ 3,061,058
2021	$ 2,979,246
2022	$ 2,079,308
2023	$ 1,732,757
Total	$12,251,017

The Company has entered into a financial lease agreement with Banc of America Leasing & Capital, LLC for various fixed assets. The Company's long-term obligation under that lease is reflected in Capital lease payable on the statement of financial condition.

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, Leases. That guidance was amended to require public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018. Management has not estimated the impact of the amendment to Topic 842 on its statement of financial condition.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6⅔% of "aggregate indebtedness". The Company elected to use the alternative method to calculate the minimum net capital requirement.

At December 31, 2018, the Company had $96,858,843 excess net capital to its net capital requirement of $1,000,000.

11. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of

guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

12. **Employee Benefit Plan**

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

13. **Contingencies**

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines.

14. **Subsequent Events**

The Company's management has evaluated events and transactions through January 30, 2019, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.